June 11, 2013

Securities and Exchange Commission

100 F Street

Washington, DC 20549-6010

Attention: Russell Mancuso, Branch Chief

Re:	Symmetry Medical Inc.
Form 10-K for Fiscal Year Ended December 29, 2012
Filed March 8, 2013
Form 10-Q for Fiscal Quarter Ended March 30, 2013
Filed May 9, 2013
File No. 001-32374

Dear Mr. Mancuso:

We are in receipt of your letter dated May 29, 2013 regarding the above referenced forms. In reply thereto, we respectfully submit the following responses:

Form 10-K for Fiscal Year Ended December 29, 2012

Intellectual Property, page 15

1.	Please tell us and clarify in future filings the portion of your business derived from patents that expire in the upcoming year.

Response

We currently own 116 total issued patents and have 60 patents pending related to our cases and instruments. These patents expire at various times beginning in 2013 and ending in 2032. There are four (4) patents expiring during 2013 which accounted for less than 1% of our 2012 revenue. We will clarify in future filings the impact of patents which expire during the upcoming year, if material.

Government Regulation, page 15

2.	Please tell us, and clarify in future filings:

•	the extent to which your products require FDA 510(K) clearance, PMA approval, or other listing, and the extent to which your products have achieved required approval or listing;

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•	the direct and indirect effects on you of any material changes to FDA requirements and when those changes occurred. For example, when did the new Device Registration and Listing requirements mentioned on page 29 go into effect? Will those regulations materially affect your ability to market your products? How?

Please provide similar information regarding any material foreign regulatory process.

Response

We design, develop, manufacture, procure and sell surgical instruments, orthopedic implants, sterilization cases and trays, and aerospace products. None of the products we sell require us to obtain FDA PMA approval. The vast majority of the devices we sell to our OEM customers are manufactured to the customer’s specifications and the appropriate regulatory filing is determined and executed by the customer. The remaining healthcare products which we sell to OEM customers or to the direct to hospital market are subject to the premarket notification process required by Section 510(k) as Class I or Class II devices. These products include our own sterilization containers and instrument products, where we own the underlying intellectual property. Our quality and regulatory team continuously monitors our registration compliance and we believe we are fully compliant with all registration requirements.

The risk factor on page 29 of our Form 10-K addresses the risk of our customers failing to obtain timely governmental approvals. A delay in our OEM customers’ registration and associated approvals required for commercial distribution could directly impact us to the extent that such a delay could lead to a delay in expected product launches and the revenue stream associated with them. The new FDA deadline for device registration and listing requirements was March 31, 2013. We have completed all required registration for products that are manufactured with our intellectual property and for which we are responsible for registration. Accordingly, the new requirement did not impact sales of our own products to the marketplace. We will include the above disclosures in future filings.

Our Symmetry Surgical sales, page 20

3.	Please tell us the portion of your business represented by the distribution services mentioned at the bottom of page 20. Also tell us which of the products that you describe in item 1 are products that you manufacture and which are products that you distribute.

Response

During 2012, revenue from products which we distribute on behalf of other manufacturers represented 13% of Symmetry Surgical segment revenue and 3% of our overall revenue. These products include the following brands: Microline, New Wave Surgical and SunOptics. In all these cases, Symmetry purchases and takes title to inventory from the original equipment manufacturer of these brands, warehouses the products, manages inventory levels and sells products directly to the hospitals where Symmetry bears the credit risk associated with collection. All other products described in Item 1 are manufactured by Symmetry.

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Directors, Executive Officers and Corporate Governance, page 94

4.	Please tell us how you ensured that you have provided all disclosure required by Regulation S-K Item 401(f). Address in your response Exchange Act Release No. 66268.

Response

Item 401(f) requires disclosure of the involvement of any director or executive officer in certain legal proceedings, including without limitation a finding of a violation of the federal securities laws, only if the matter is "material to an evaluation of the ability or integrity of any . . . executive officer of the registrant". If the registrant concludes that such action or finding is not “material” then the registrant must provide the Commission with prior or contemporaneous notice of its conclusion in that regard.  In preparing the Form 10-K, the Company evaluated the Commission’s Release No. 66268 (the “Release”), the substance of which the Company has included in prior filings. The Company did not believe that the Release or the conduct described therein was “material” to the named individual’s ability to continue to serve as Chief Financial Officer of the Company for a number of reasons. First, the Release clearly indicated that he was not involved in any of the fraudulent activity that was undertaken by the Company’s UK employees and that he instituted policies and procedures to strengthen the Company’s financial reporting. Further, the Release made it clear that he provided the Internal Auditor’s report to the Company’s independent auditors, and never sought to avoid sharing this information. Moreover, after the prior Internal Auditor left the Company he immediately retained a new, qualified Internal Auditor and directed her to focus her efforts on the Company’s Sheffield, UK facility. Finally, the named individual’s performance has, during his ten (10) year tenure, been exemplary and nothing related to the fraudulent activity in which certain of the Company’s Sheffield UK employees engaged or anything in the Release alters that conclusion.

The Company should have provided the Commission confirmation that it did not find the Release “material” to the Chief Financial Officer’s (or, indeed any officer’s) continued service prior to or in conjunction with its filing on the Form 10-K for the 2012 fiscal year, however. Assuming it reaches the same conclusion in subsequent years the Company will provide the Commission with confirmation of its intent to omit such information via a contemporaneous communication for the remainder of the ten (10) year period following the date of the Release.

Executive Compensation, page 94

5.	Please provide us – and disclose in future filings – tables in the format required by Regulation S-K Items 402(c) and (d). Footnote 7 to your current Summary Compensation Table refers to option grants in 2012 but your Summary Compensation Table does not include the column for Option Awards. Also, your Grant of Plan-Based Awards table does not reflect the option grant and does not include the “Grant Date Fair Value” column. In your response, please show us how you reconcile the information in the Summary Compensation Table to the first sentence on page 48 of your Form 10-K.

Page 4 of 9 June 11, 2013

Response

Prior to 2012 the Company had not issued stock options since before its IPO in 2004. Accordingly, we omitted the options column from the Summary Compensation Table (the “Table”) in proxy statements issued in prior years (as no options were includable on the Table). The Company erroneously utilized the same format for the 2013 proxy, although we should have included the Options column separately since there was one grant of options in 2012. The grant date fair value of these options was included in the “Stock Awards” column of the Summary Compensation Table, with the $822,009 figure representing the net of the value of the options ($1,011,000) and Mr. Sullivan's loss of $188,991 on 19,090 restricted shares forfeited pursuant to the application of the performance criteria under the 2011 Restricted Stock Plan. Had the Options column been included, the amounts for shares and options would have been $1,011,000 and ($188,991), respectively. The Company did, however, provide complete details regarding the option awards in a Form 4 filed on July 31, 2012, in footnotes to the Summary Compensation Table, in additional text on page 26 of the proxy and in the “Outstanding Equity Awards” table on page 29 of the proxy. Updated tables have been included in Appendix A to this letter. The Company will correct the formatting of the Table in the future to include a column in which to show option awards. The “Grant of Plan Based Awards” table should have likewise also included a column for the grant of options in 2012 and will do so in the future.

The first sentence on page 48 of the Form 10-K relates to expenses related to the transition to a new management team and leadership that occurred during 2011, and does not relate solely to Mr. Sullivan’s compensation. Specifically, these management transition expenses relate to restricted stock awards and cash bonuses for the named executive officers and approximately a dozen other executives expensed at $2,734,000, as well as contractual obligations to our prior CEO of $730,000. Grants to named executive officers were included in the prior year’s Summary Compensation Table and other tables as required. Thus, the information in the Table accurately sets forth Mr. Sullivan’s compensation for both 2012 and 2011 respectively.

Form 10-Q for Fiscal Quarter Ended March 30, 2013

6.	Please tell us and clarify in future filings as appropriate:

•	how the Codman Integration caused sales disruption to the extent that you disclose. If the disruptions and distributorship transitions were not resolved during the quarter ended March 30, 2013, please explain the nature and extent of the remaining issues, and provide us your analysis of how you complied with Regulation S-K item 303 (a)(3)(ii).

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•	the reasons that excess cash flow was not applied to your term loans as required by your loan agreements according to your disclosure on page 17.

Response to Codman Integration

The $4,510 decrease in Symmetry Surgical revenue in the first quarter 2013 as compared to 2012 was primarily the result of sales disruptions with certain U.S. customers and transitions to distributorships in the rest of the world related to the integration of the Codman surgical instruments business into Symmetry Surgical. In the United States, the primary disruption was the transition of customer order taking from Johnson & Johnson Health Care Systems, Inc. (“Johnson & Johnson”), the previous supplier of Codman surgical instruments, to Symmetry Surgical.  Effective September 2012, customers were required to order Codman products directly from Symmetry Surgical and could no longer order those products from Johnson & Johnson.  During October and November 2012, Johnson & Johnson directed customers to order transferred Codman products from Symmetry Surgical, which assisted in maintaining order volumes at expected levels.  During the first quarter 2013, we discovered that some customers continued to attempt to purchase these products or a subset of these products from Johnson & Johnson, instead of directly from Symmetry Surgical, which resulted in a reduction of orders received and processed by Symmetry Surgical.

Outside the United States, the sales disruption was primarily driven by the transition from Johnson & Johnson to new distributorships during the fourth quarter of 2012 and first quarter of 2013.  During these transitions, it was discovered that in some countries Johnson & Johnson was unable to transfer the entirety of regulatory licenses necessary for us to sell our full range of products in those countries resulting in lost sales until such licenses could be transferred. We will expand disclosures in future filings to the extent this matter has a material impact on future results of operations.

Regulation S-K Item 303(a)(3)(ii) requires that the Company describe any known trends or uncertainties that have had or that the Company reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. At the time that the Company filed the Form 10-Q for the period ending March 30, 2013, the extent of the foregoing issues and consequences were not completely known, and the Company believed these issues would not have a continuing material impact on the Company in 2013. The Company therefore communicated accurate information based on information that was known at the time of filing.

Response to reasons that excess cash flow was not applied to our term loans

The Company maintains an Amended Credit Agreement (the “Credit Agreement”) by and among the Company, Wells Fargo Securities, LLC, the lead lender, and JPMorgan Chase Bank, N.A., the administrative agent, as well as various other lenders that are parties thereto. The Credit Agreement contains both revolving credit (“Revolver”) and term loan (“Term”) features, with both features provided by the same lending group (the “Lenders”) under the same agreements, and both maintaining identical interest rates. The Credit Agreement provides that the Company must apply any excess cash flow utilized to repay the Credit Agreement to the Term, as opposed to the Revolver. During fiscal year 2012 the Company erroneously applied its excess cash flow, in an amount of $22,073,000 (the “Payment”), to the repayment of the Revolver. The allocation of the Payment to the Revolver occurred as a result of the Company’s erroneous belief that excess cash flow was to be applied to repayment of the Credit Agreement in general, and not specifically applied to a certain component thereof. The Company did not realize any benefit in terms of interest rates or otherwise with regard to its allocation of the Payment to the Revolver as opposed to the Term, and the Payment was made in the good faith belief that it was being correctly applied.

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Neither the Company nor the Lenders realized that the Payment was erroneously applied to the Revolver in fiscal 2012. In May, 2013 a single, non-lead, Lender noticed that the Payment had not been allocated to the Term and brought it to the collective attention of the Company and the Lenders. The Lenders neither sent a notice of breach under the Credit Agreement nor initiated any actions to accelerate the outstanding balances of the Revolver or the Term or otherwise exercise remedies under the Credit Agreement. To the contrary, the Lenders and Company acknowledged that the Payment created no substantive concerns under the Credit Agreement and the Company agreed to withdraw the Payment from the Revolver and reallocate it to the Term. The Lenders also agreed to provide a waiver to confirm that there was no risk of breach under the Credit Agreement, with no fee charged to the Company for the waiver.

7.	Please provide us your analysis of whether the event causing the need for the waiver mentioned on page 17 required you to file an Item 2.04 Form 8-K. Also tell us where you filed the waiver.

Response

The Company determined that the Waiver referenced above with regard to the Credit Agreement was not required to be filed on Form 8-K.

Item 2.04 of Form 8-K requires the Company to report any event that causes an increase or acceleration of a direct financial obligation. The instructions to Item 2.04 confirm that no disclosure is required, however, unless and until a triggering event has occurred “in accordance with the terms of the relevant agreement, transaction or arrangement, including, if required, the sending to the registrant of notice of the occurrence of a triggering event pursuant to the terms of the agreement, transaction or arrangement and the satisfaction of all conditions to such occurrence, except the passage of time. No disclosure is required solely by reason of this Item 2.04 if the registrant believes in good faith that no triggering event has occurred, unless the registrant has received a notice described in Instruction 2 to this Item 2.04.” For purposes of Item 2.04, a "triggering event" is an event, including an event of default, event of acceleration or similar event, as a result of which a direct financial obligation of the registrant is increased or becomes accelerated.

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The event of default resulting from the misapplication of the Payment was not a triggering event. Under the Credit Agreement, the outstanding balances of the Revolver and the Term would not be accelerated as a result of the misapplied Payment unless and until the Lenders provided written notice of breach of the Credit Agreement to the Company, and the Company thereafter failed to cure such alleged breach or obtain a waiver thereof within the specified grace period. The Lenders did not initiate such a notice and never sought to claim that the misapplication of the Payment (or any other act or omission by the Company) constituted a breach of the Credit Agreement. To the contrary, all parties acknowledged that the Payment allocation was an issue of form, not substance, and took prompt actions to cure it with no penalties requested and no remedies exercised. Accordingly, no triggering event as defined in Item 2.04 occurred and no Form 8-K was required. Notwithstanding the foregoing, the Company did disclose and discuss the Waiver and its underlying circumstances in its Form 10-Q for the fiscal quarter ended March 30, 2013.

The Waiver has not been filed with the Commission. In our view, the Waiver did not constitute a material contract separate and apart from the Credit Agreement. Moreover, the Waiver did not contain any modifications whatsoever to the Credit Agreement, so we do not believe that it could be properly characterized as a material amendment of a material agreement within the meaning of Item 601(b)(10) of Regulation S-K. Further, we do not believe that the Waiver is described in any of the other exhibit requirements of Item 601 applicable to the Form 10-Q. Accordingly, we do not believe that the Waiver is required to be filed as an exhibit to the Form 10-Q in response to Item 601(b)(10) of Regulation S-K or otherwise.

We appreciate your assistance with our disclosure requirements and hope that the information provided above is responsive to your comments and adequately addresses your concerns. In providing this response, we acknowledge that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in our public filings;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you need further explanations or have follow up questions, please feel free to contact us by mail (3724 North State Road 15, Warsaw, IN 46582) or by fax (574.267.4551).

Yours very truly,

Symmetry Medical Inc.

By: /s/ FRED L. HITE
Fred L. Hite
Chief Financial Officer

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APPENDIX A

Summary Compensation Table. The following table sets forth certain information with respect to the salaries, bonuses and other compensation we paid for services rendered in 2012, 2011, and 2010 for our Chief Executive Officer, Chief Financial Officer, and our three other most highly compensated executive officers. The amounts shown include compensation for services rendered in all capacities.

Name	Year	Salary(1) ($)	Bonus(2) ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation(3) ($)	All Other Compensation(4) ($)	Total ($)
Thomas J. Sullivan, President & CEO	2012	$512,500	$ -	$(188,991)(7)	$1,011,000(8)	$260,713	$17,028	$1,612,250
	2011	$500,000	$100,000	$1,749,996(5)	-	$175,000	$22,320	$2,547,316
Fred L. Hite, SVP and Chief Financial Officer	2012	$358,750	$ -	$ 135,510	-	$169,463	$19,022	$682,745
	2011	$350,000	$206,500	$ 680,209(6)	-	$113,750	$16,900	$1,367,359
	2010	$300,000	$ -	$ 160,800	-	$ -	$13,747	$474,547
D. Darin Martin, SVP, Quality Assurance & Regulatory Compliance	2012	$225,500	$ -	$ 38,384	-	$ 81,938	$14,300	$360,122
	2011	$220,000	$32,672	$ 119,311	-	$ 27,500	$13,680	$413,163
	2010	$200,000	$ -	$ 55,200	-	$ -	$16,664	$271,864
Christopher Huntington, COO, Symmetry Surgical, Inc.	2012	$275,000	$ -	$ 66,755	-	$102,019	$13,087	$456,861
	2011	$250,000	$100,000	$290,103	-	$ 31,250	$10,354	$681,707
David C. Milne, SVP of Human Resources, General Counsel & Corporate Secretary	2012	$250,000	$ -	$ 38,384	-	$ 76,413	$14,928	$379,725
	2011	$214,500	$25,433	$ 71,659	-	$ 37,538	$13,050	$362,180
	2010	$226,400	$ -	$ 48,000	-	$ -	$12,409	$286,809

(1)	The salary amounts relate to cash only wages received on a regular basis.
(2)	The bonus amounts relate to a one-time discretionary cash payment received in addition to salary.
(3)	Non-equity incentive plan thresholds were not met in 2010, partially met in 2011 and partially met in 2012.
(4)	The other compensation amounts include the following items and amounts:

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-	Company Car - For total compensation purposes, for the following Named Executive Officers, the cost of personal use of a Company car has been valued at the cost of the annual lease, maintenance and fuel, estimated for 2012 at $12,428 for Thomas J. Sullivan; $14,422 for Fred L. Hite, $10,300 for D. Darin Martin, $10,328 for David C. Milne and $9,087 for Christopher Huntington.
-	401k Match - In the U.S., we provide a discretionary match of the each employee’s contribution to their respective 401k retirement account up to a maximum of $4,000. We contributed $4,000 for each of Thomas J. Sullivan, Fred L. Hite, D. Darin Martin, Christopher Huntington and David C. Milne in 2012.
-	Legal fees in 2011 of $5,966 for legal work related to Mr. Sullivan joining the company pursuant to his employment agreement.
-	Payment of $600 per year toward the Health Savings Plan established by Messrs. Sullivan, Hite and Milne.
(5)	This figure includes $900,000 in restricted stock granted to Mr. Sullivan on his hire date to make him whole for equity lost when he left his prior employer and to incent his retention and alignment with the shareholders.
(6)	In addition to his normal performance-based grant of restricted stock, in 2011 Mr. Hite received one-time time-based grants of equity designed to ensure his retention ($340,200) and as a reward for the successful closing on the Codman acquisition ($150,000). These grants are not anticipated to be replicated in future years; his 2012 equity target was $415,000 and his 2013 equity target is $394,625.
(7)	This figure represents the forfeiture of 19,090 shares of stock by Mr. Sullivan pursuant to the Company’s performance versus the goals set forth under the Company’s 2012 Equity Incentive Plan.
(8)	Mr. Sullivan received $1.011 million in options in 2012, some of which was expensed in 2012. These options vest five years after date of grant and will not be exercised until 2017. This grant was intended to ensure Mr. Sullivan’s retention and to align his interests with the shareholder’s interest.

Grants of Plan-Based Awards. The following table sets forth certain information with respect to each grant of an award made to our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers in 2012.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)		Estimated Future Payouts Under Equity Incentive Plan Awards	Possible All Other Stock Awards; Number of Shares of Stock or Units (2)	Possible All Other Stock Awards; Number of Securities Underlying Options	Exercise or Base Price of Option Awards

		Target	Maximum		Target

Thomas J. Sullivan	1/1/2012	$358,750	$717,500				-
	2/19/2012				77,220		-
	7/27/12					300,000(3)	$7.69
Fred L. Hite	1/1/2012	$233,188	$466,375				-
	2/19/2012				53,411		-
D. Darin Martin	1/1/2011	$112,750	$225,500				-
	2/19/2012				15,315		-
Christopher Huntington	1/1/2011	$165,000	$330,000				-
	2/19/12				26,641		-
David C. Milne	1/1/2011	$87,500	$175,000				-
	2/19/2012				21,622		-

(1)	Amounts reflect the threshold and maximum cash incentive compensation that could be earned relative to performance in 2012. See the table in the section entitled “2012 Cash Bonus Plan” for specific criteria and amounts earned thereunder.
(2)	These amounts represent the total shares achievable if performance targets were met in 2012. As explained above in the Compensation Discussion & Analysis, targets set at the beginning of the year were subject to increase or decrease based on performance targets in 2012. The targets were met at 118% of target and accordingly, the shares actually granted under this program were made at the following levels: Mr. Sullivan received 91,120 shares, Mr. Hite received 63,024 shares, Mr. Martin received 18,072 shares, Mr. Huntington received 31,436 shares, and Mr. Milne received 25,514 shares.
(3)	These options vest five years after date of grant and will not be exercised until 2017.